Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

CHANGE OF NON-EXECUTIVE DIRECTOR

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board (the “Board”) of directors (the “Directors”) of Zhihu Inc. (the “Company”, and together with its subsidiaries and its consolidated affiliated entities, the “Group”) announces that Mr. Bing Yu (“Mr. Yu”) has resigned as a non-executive Director with effect from June 3, 2026 due to the need to dedicate more time to other business commitments.

Mr. Yu confirmed that (i) he has no disagreement with the Board; and (ii) there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company or the Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Board would like to take this opportunity to express its sincere gratitude to Mr. Yu for his valuable contributions to the Company during his tenure of office.

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board is pleased to announce the appointment of Mr. Qu Chen (“Mr. Chen”) as a non-executive Director with effect from June 3, 2026.

Set forth below is the biographical details of Mr. Chen:

Mr. Qu Chen (陳曲), aged 40, was appointed as our non-executive Director on June 3, 2026 and is responsible for providing strategic advice and making recommendations on our operation and management. Mr. Chen has over 13 years of experience in strategic investment, capital markets and business analysis. He joined Kuaishou Technology (a company listed on the Main Board of the Stock Exchange with stock code of 1024) in April 2018 and currently serves as Head of Business Analytics, responsible for Kuaishou Group’s strategy, investment and operational analysis. Before joining Kuaishou Group, he served as the founder and chief executive officer of Beijing Nebulium Games Technology Co., Ltd. (北京星雲互娛科技有限公司) from June 2013 to September 2017. Mr. Chen received his Master of Business Administration from Stanford University (officially the Leland Stanford Junior University) in the USA in June 2013.

Mr. Chen has entered into a service agreement in respect of his appointment as a non-executive Director with the Company for a term of three years commencing from June 3, 2026, subject to re-election at the next annual general meeting of the Company in accordance with its articles of association. According to the terms of the said service agreement, Mr. Chen will not receive any emoluments from the Company as a non-executive Director.

Save as disclosed above, Mr. Chen (i) does not hold any other positions with the Company or any members of the Group; (ii) does not have any relationship with any Directors, senior management or substantial shareholders or the controlling shareholders (has the meaning as defined under the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”)) of the Company; (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); and (iv) has not held any other directorships in any other listed public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years as of the date of this announcement.

Save as disclosed above, as of the date of this announcement, there was no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to (v) of the Listing Rules and there are no other matters relating to the proposed appointment of Mr. Chen as a non-executive Director that need to be brought to the attention of the shareholders of the Company.

The Board would like to express its warmest welcome to Mr. Chen on his appointment.

By order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, June 3, 2026

As of the date of this announcement, the board of directors of the Company comprises Mr. Yuan Zhou as an executive director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Qu Chen as non-executive directors and Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng as independent non-executive directors.

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